EXHIBIT 99.1

Brookfield Renewable Announces Record Results and 5.5% Distribution Increase

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Feb. 03, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and twelve months ended December 31, 2022.

“2022 was another successful year, continuing our track record of double-digit average annual FFO growth for more than a decade and executing on our growth initiatives, increasing our renewable power presence in all our core markets and expanding into transition investments”, said Connor Teskey, CEO of Brookfield Renewable. “Looking forward, we remain a leading global owner, operator, and builder of clean energy that is uniquely positioned with our strong balance sheet, liquidity position and access to institutional capital to capture the largest and most attractive decarbonization investment opportunities around the world.”

	For the three months ended December 31		For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited	2022	2021	2022	2021
Net loss attributable to Unitholders	$(82)	$(57)	$(295)	$(368)
– per LP unit(1)	(0.16)	(0.12)	(0.60)	(0.69)
Funds From Operations (FFO)(2)	225	214	1,005	934
– per Unit(2)(3)	0.35	0.33	1.56	1.45

Brookfield Renewable reported FFO of $1.005 billion or $1.56 per Unit for the twelve months ended December 31, 2022, an 8% increase on a per Unit basis over the same period in the prior year. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the twelve months ended December 31, 2022 was $295 million or $0.60 per unit.

Other highlights include

  Advanced key commercial priorities including securing contracts for over 11,000 gigawatt hours per year of generation, continuing our approach of partnering on a global basis with the largest corporate purchasers of green power.
  Continued to accelerate our development activities, commissioning approximately 3,500 megawatts of new projects that are expected to contribute $45 million of FFO annually on a run-rate basis. We also continue to execute on our 19,000-megawatt under construction and advanced stage pipeline, which, along with our sustainable solutions pipeline, is expected to contribute approximately $235 million of FFO annually to Brookfield Renewable once commissioned.
  Closed or agreed to invest up to $12 billion ($2.8 billion net to Brookfield Renewable) of capital across multiple transactions and regions.
  Maintained our strong balance sheet and executed approximately $10 billion of financings, generating $2 billion ($1.2 billion net to Brookfield Renewable) in proceeds from upfinancings and bolstering our liquidity, which stands at $3.7 billion, while continuing to minimize our exposure to floating interest rates or near-term maturities.
  Completed or are advancing up to $4.6 billion (approximately $1.6 billion net to Brookfield Renewable) of asset recycling activities.

A Record Year for Growth

2022 has been our strongest year for growth to date. We closed or agreed to invest up to $12 billion ($2.8 billion net to Brookfield Renewable) to be deployed over the next five years, which represents almost half of our growth target for that period. We invested across all major decarbonization asset classes, including utility-scale wind and solar, distributed generation, nuclear, battery storage, and transition investments. This puts us in an excellent position to outperform both our growth and return targets.

The investment environment for renewables remains highly compelling. Corporate clean energy demand, low-cost energy profile, electrification, and energy independence continue to be key trends accelerating renewable deployment. Our disciplined approach to investing, long-dated history of owning and operating clean energy assets, and access to large-scale capital put us in a leadership position. Our track record demonstrates that we are uniquely capable of capturing some of the most attractive scale opportunities and we expect to be able to replicate this strategy looking forward.

In renewable development, we agreed to invest up to $6.4 billion (approximately $1.4 billion net to Brookfield Renewable) of capital through both organic growth within our existing businesses and acquiring new complementary platforms that enhance our current offering. We invested in three large renewable development businesses in the U.S. — Urban Grid, Standard Solar, and Scout Clean Energy. With these investments, we continue to expand our presence in the U.S., and it continues to be our largest market with approximately 74,000 megawatts in operations and development. On the back of the Inflation Reduction Act and strong corporate demand, we are actively pulling forward development projects in the U.S., which is increasing the growth prospects of these businesses beyond our original underwriting.

Since this time last year, our global renewable power development pipeline has nearly doubled to almost 110,000 megawatts today. Included in this project pipeline are 19,000 megawatts which are advanced stage and construction-ready. This represents meaningful value in the ground and will contribute significant cash flows once completed. Additionally, our global, technologically diversified fleet means we are a partner of choice for multinational corporations seeking large-scale, low carbon energy solutions.

We also formed a strategic partnership with Cameco to acquire Westinghouse, one of the world’s largest nuclear services businesses. We believe that nuclear power and hydroelectricity are the only forms of clean, dispatchable, baseload power generation and will be a key enabler of the rapid growth of intermittent solar and wind. As the leading original equipment manufacturer and provider of essential products and services to half the global nuclear power generation fleet, Westinghouse is a critical player in the energy transition. We expect total equity invested to be ~$4.5 billion (up to $750 million net to Brookfield Renewable). We, alongside our institutional partners, will own a 51% interest with Cameco owning 49%. Westinghouse is well positioned to capture the increasing global tailwinds for nuclear and expect the transaction to close in the second half of 2023.

Lastly, we entered a number of new high growth transition asset classes that are complementary to our core renewable assets, including carbon capture and storage, recycling, and renewable natural gas (“RNG”), through small upfront investments with experienced partners, that are structured with downside protection, discretion over future investment and significant potential upside returns on our capital. This includes an investment in California Bioenergy, a leading California-based developer, operator, and owner of RNG assets. We have invested an initial $150 million ($30 million net to Brookfield Renewable) into the business in a downside protected convertible structure and have a priority right to invest up to an additional $350 million ($70 million net to Brookfield Renewable) to support the development of new agriculture RNG assets, many of which have offtakes with corporate customers we know through our renewable platform.

Our Access to Capital Has Become Increasingly Valuable

We have said for many years that the strength of our balance sheet and our ability to invest alongside large-scale institutional capital represents a significant competitive advantage.

Throughout our history, we have prioritized capitalizing the business with a strong investment grade balance sheet, utilizing long duration non-recourse debt, and maintaining high levels of liquidity. We have operated this way for many years, ensuring that we maintain a low risk financial profile and focusing on financial strength and flexibility. We recognize that this can often be overlooked as part of investors' risk-reward equation, in particular during expansionary periods. However, we believe it is critical to our long-term success, and over time, contributes meaningfully to the compounding of our cash flows and the total returns delivered by our units.

Furthermore, our structure of investing alongside Brookfield’s private funds provides access to scale, long-term institutional capital, allowing us to target sizable deals where there is often limited competition. Combined with our platform capabilities, this allows us to execute some of the largest and most attractive decarbonization opportunities, positioning us to generate strong risk-adjusted returns.

Investor appetite for the energy transition remains very strong. We have seen significant institutional demand to invest alongside experienced owners, operators, and investors like us. The success of Brookfield’s first $15 billion transition fund demonstrated this, establishing the world’s largest private fund dedicated to facilitating the global transition to a net-zero economy. A key part of Brookfield’s private fund strategy is developing relationships with large pools of long-term private capital who seek both the opportunity to invest alongside us, both by investing in our private funds, and also directly in the investment as co-investors. This co-investment program further enhances our access to capital, and it provides another source of liquidity.

In today’s market, where access to capital is limited for some market participants, this becomes an even more meaningful competitive advantage. Institutional capital supports our ability to invest in great businesses and achieve strong results that maximize long-term returns for our investors. The scale of our transition fund, and the institutional relationships and capital it brings, is another meaningful step change in our funding strategy that we will continue to employ as we grow our business.

Operating Results

Our underlying business continues to perform very well. During the year, we generated FFO of over $1.0 billion, or $1.56 per unit, reflecting solid performance and an increase of 8% versus the same period last year. Our operations benefited from strong global power prices, and continued growth, both through development and acquisitions.

Our business is backed by high-quality cash flows, in large part from our perpetual hydro portfolio, which has become an increasingly valuable source of clean, baseload power as more intermittent renewables come online. With over 5,000-gigawatt hours of generation available for re-contracting across our portfolio over the next five years, and the positive pricing environment for our hydro portfolio, we have significant capacity across our fleet to execute on accretive contracts that we expect to contribute additional FFO and generate a low-cost funding source for our growth.

Our hydroelectric segment delivered FFO of $667 million. Our hydro assets globally continue to exhibit strong cash flow resiliency given our increasingly diversified asset base, inflation-linked power purchase agreements, and ability to capture strong power prices.

Our wind and solar segments generated a combined $579 million of FFO. We continue to benefit from contributions from acquisitions and the diversification of our fleet, which are underpinned by long duration power purchase agreements that provide stable revenues. Our distributed energy and sustainable solutions segment generated $154 million of FFO, benefiting from both acquisitions and organic growth across the portfolio.

We have also increased the scale of our development activities, almost doubling our renewable power pipeline from 62,000 megawatts last year to almost 110,000 megawatts today. In 2022 alone, we commissioned approximately 3,500 megawatts of capacity, including completing our 850-megawatt Shepherds Flat wind repowering project on time and on budget.

Furthermore, we have strong visibility into our near-term development pipeline, with almost 5,000 megawatts of projects representing significant dollars in the ground that we expect to build out in the next year and for which we have secured substantially all required funding. Additionally, over 14,000 megawatts of our remaining advanced-stage development projects have been materially de-risked. Together with our sustainable solutions pipeline, these projects are expected to contribute approximately $235 million of incremental run-rate FFO once commissioned.

Balance Sheet and Liquidity

Our financial position remains excellent, and our available liquidity is robust, providing significant flexibility to fund our growth. We are resilient to rising interest rates globally, with over 90% of our borrowings being project-level non-recourse debt, with an average remaining term of 12 years, no material near-term maturities in the next five years, and only 3% exposure to floating rate debt.

Despite market volatility, our access to deep and varied pools of capital continues to be differentiated. We have approximately $3.7 billion of available liquidity, giving us significant financial flexibility during periods of capital scarcity. During the year, we secured approximately $10 billion of financings across the business, resulting in approximately $2 billion ($1.2 billion net to Brookfield Renewable) in upfinancing proceeds.

We are also accelerating our capital recycling activities, which are both an accretive funding lever and a critical part of our full-cycle investment strategy. We expect to imminently close the fifth and final tranche of the sale of our 630-megawatt solar portfolio in Mexico, generating $400 million in the aggregate ($50 million net to Brookfield Renewable). Furthermore, we are advancing numerous capital recycling opportunities, which have attracted lower cost of capital buyers searching for de-risked and mature renewable assets. In this regard, we have initiated several capital recycling initiatives that could generate up to $4 billion in aggregate ($1.5 billion net to Brookfield Renewable) of proceeds when closed and provide significant incremental liquidity in the coming quarters.

Distribution Declaration

The next quarterly distribution in the amount of $0.3375 per LP unit, is payable on March 31, 2023 to unitholders of record as at the close of business on February 28, 2023. This represents a 5.5% increase to our distribution, bringing our total annual distribution per unit to $1.35.

In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.3375 per share, also payable on March 31, 2023 to shareholders of record as at the close of business on February 28, 2023.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 25,400 megawatts of installed capacity and a development pipeline of approximately 110,000 megawatts of renewable power assets, 8 million metric tons per annum ("MMTPA") of carbon capture and storage, 2 million tonnes of recycled material and 3 million metric million British thermal units of renewable natural gas pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $800 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Cara Silverman
Managing Director – Communications	Director – Investor Relations
+44 (0)7398 909 278	(416) 649-8172
simon.maine@brookfield.com	cara.silverman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Fourth Quarter 2022 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on February 3, 2023 at 8:30 a.m. Eastern Time at https://edge.media-server.com/mmc/p/7g8pnz5f.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of December 31
UNAUDITED (MILLIONS)	2022		2021
Assets
Cash and cash equivalents		$998		$900
Trade receivables and other financial assets(4)		3,747		2,193
Equity-accounted investments		1,392		1,107
Property, plant and equipment, at fair value		54,283		49,432
Goodwill, deferred income tax and other assets(5)		3,665		2,235
Total Assets		$64,085		$55,867

Liabilities
Corporate borrowings		$2,548		$2,149
Borrowings which have recourse only to assets they finance(6)		22,624		19,380
Accounts payable and other liabilities(7)		6,120		4,127
Deferred income tax liabilities		6,507		6,215

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$14,755		$12,303
General partnership interest in a holding subsidiary held by Brookfield	59		59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,892		2,894
BEPC exchangeable shares	2,561		2,562
Preferred equity	571		613
Perpetual subordinated notes	592		592
Preferred limited partners' equity	760		881
Limited partners' equity	4,096	26,286	4,092	23,996
Total Liabilities and Equity		$64,085		$55,867

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended December 31		For the twelve months ended December 31
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Revenues	$1,196	$1,091	$4,711	$4,096
Other income	29	15	136	304
Direct operating costs(8)	(374)	(375)	(1,434)	(1,365)
Management service costs	(44)	(64)	(243)	(288)
Interest expense	(351)	(255)	(1,224)	(981)
Share of earnings (loss) from equity-accounted investments	36	19	96	22
Foreign exchange and financial instrument (loss) gain	(25)	(54)	(128)	(32)
Depreciation	(408)	(381)	(1,583)	(1,501)
Other	(71)	(77)	(195)	(307)
Income tax recovery (expense)
Current	(42)	17	(148)	(43)
Deferred	114	97	150	29
Net income (loss)	$60	$33	$138	$(66)
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(142)	$(90)	$(433)	$(302)
Net loss attributable to Unitholders	$(82)	$(57)	$(295)	$(368)
Basic and diluted loss per LP unit	$(0.16)	$(0.12)	$(0.60)	$(0.69)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2022	2021	2022	2021
Operating activities
Net income (loss)	$60	$33	$138	$(66)
Adjustments for the following non-cash items:
Depreciation	408	381	1,583	1,501
Unrealized foreign exchange and financial instrument loss	31	100	253	122
Share of (earnings) loss from equity-accounted investments	(36)	(19)	(96)	(22)
Deferred income tax recovery	(114)	(97)	(150)	(29)
Other non-cash items	39	(26)	107	(136)
	388	372	1,835	1,370
Net change in working capital and other(9)	(110)	(110)	(123)	(636)
	278	262	1,712	734
Financing activities
Net corporate borrowings	296	—	296	—
Corporate credit facilities, net	(200)	(150)	—	—
Non-recourse borrowings, commercial paper, and related party borrowings, net	365	1,273	3,828	2,769
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	1,450	31	1,788	689
Issuance of Perpetual Subordinated Notes, Preferred LP Units and related costs, net	—	252	(137)	439
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(263)	(255)	(1,372)	(900)
To unitholders of Brookfield Renewable or BRELP	(229)	(212)	(915)	(854)
	1,419	939	3,488	2,143
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(1,071)	—	(2,452)	(1,426)
Investment in property, plant and equipment	(712)	(1,136)	(2,190)	(1,967)
Disposal (purchase) of associates and other assets	(416)	102	(518)	935
Restricted cash and other	56	(19)	94	(86)
	(2,143)	(1,053)	(5,066)	(2,544)
Foreign exchange gain (loss) on cash	20	(20)	(28)	(35)
Cash and cash equivalents
Decrease (increase)	(127)	128	106	298
Net change in cash classified within assets held for sale	(8)	(1)	(8)	(5)
Balance, beginning of period	1,133	773	900	607
Balance, end of period	$998	$900	$998	$900

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		FFO
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	2,427	2,559	2,910	2,913	$219	$262	$131	$164	$87	$123
Brazil	960	810	1,020	1,007	55	38	40	26	38	18
Colombia	1,222	1,100	1,064	1,004	68	64	58	42	33	40
	4,609	4,469	4,994	4,924	342	364	229	232	158	181
Wind
North America	1,005	1,044	1,300	1,195	91	83	79	53	62	36
Europe	234	262	262	251	32	35	31	36	25	30
Brazil	141	128	166	168	8	5	5	4	5	4
Asia	159	121	201	113	12	8	9	7	5	4
	1,539	1,555	1,929	1,727	143	131	124	100	97	74
Utility-scale solar	418	356	551	381	77	68	54	67	29	41
Distributed energy & sustainable solutions(10)	260	257	181	165	83	54	50	39	36	29
Corporate	—	—	—	—	—	—	4	(7)	(95)	(111)
Total	6,826	6,637	7,655	7,197	$645	$617	$461	$431	$225	$214

PROPORTIONATE RESULTS FOR THE TWELVE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the twelve months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		FFO
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	11,285	10,470	12,161	12,167	$964	$876	$603	$569	$412	$409
Brazil	3,828	3,626	4,060	4,004	197	169	167	155	138	131
Colombia	4,411	3,950	3,802	3,555	273	224	201	159	117	128
	19,524	18,046	20,023	19,726	1,434	1,269	971	883	667	668
Wind
North America	3,932	4,009	4,564	5,051	332	370	239	277	172	200
Europe	867	1,029	944	1,077	134	125	133	187	114	164
Brazil	565	589	669	670	31	29	24	23	19	17
Asia	595	469	627	451	41	32	34	24	21	15
	5,959	6,096	6,804	7,249	538	556	430	511	326	396
Utility-scale solar	1,882	1,777	2,410	2,016	374	348	362	298	253	185
Distributed energy & sustainable solutions(11)	1,304	1,231	889	861	290	242	197	173	154	133
Corporate	—	—	—	—	—	—	42	11	(395)	(448)
Total	28,669	27,150	30,126	29,852	$2,636	$2,415	$2,002	$1,876	$1,005	$934

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended December 31, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$161	$31	$(90)	$37	$(79)	$60
Add back or deduct the following:
Depreciation	152	135	88	32	1	408
Deferred income tax recovery	(52)	(6)	(26)	(6)	(24)	(114)
Foreign exchange and financial instrument loss (gain)	(17)	(14)	70	(39)	25	25
Other(12)	57	39	7	60	5	168
Management service costs	—	—	—	—	44	44
Interest expense	166	66	62	25	32	351
Current income tax expense	31	8	2	1	—	42
Amount attributable to equity accounted investments and non-controlling interests(13)	(269)	(135)	(59)	(60)	—	(523)
Adjusted EBITDA	$229	$124	$54	$50	$4	$461

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended December 31, 2021:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$187	$(57)	$(30)	$3	$(70)	$33
Add back or deduct the following:
Depreciation	140	155	65	21	—	381
Deferred income tax recovery	(11)	(25)	(23)	(7)	(31)	(97)
Foreign exchange and financial instrument loss (gain)	14	28	11	4	(3)	54
Other(12)	(2)	29	39	42	12	120
Management service costs	—	—	—	—	64	64
Interest expense	113	59	53	9	21	255
Current income tax expense (recovery)	(20)	3	—	—	—	(17)
Amount attributable to equity accounted investments and non-controlling interests(13)	(189)	(92)	(48)	(33)	—	(362)
Adjusted EBITDA	$232	$100	$67	$39	$(7)	$431

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the twelve months ended December 31, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$359	$7	$(56)	$124	$(296)	$138
Add back or deduct the following:
Depreciation	613	552	291	124	3	1,583
Deferred income tax expense (recovery)	(66)	35	(35)	(4)	(80)	(150)
Foreign exchange and financial instrument loss (gain)	183	(77)	80	(47)	(11)	128
Other(12)	65	113	109	77	98	462
Management service costs	—	—	—	—	243	243
Interest expense	586	254	195	80	109	1,224
Current income tax expense	123	16	7	2	—	148
Amount attributable to equity accounted investments and non-controlling interests(13)	(892)	(470)	(229)	(159)	(24)	(1,774)
Adjusted EBITDA	$971	$430	$362	$197	$42	$2,002

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the twelve months ended December 31, 2021:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$309	$(88)	$6	$64	$(357)	$(66)
Add back or deduct the following:
Depreciation	545	597	263	94	2	1,501
Deferred income tax expense (recovery)	123	(37)	(34)	(8)	(73)	(29)
Foreign exchange and financial instrument loss (gain)	47	40	(23)	4	(36)	32
Other(12)	49	151	92	52	108	452
Management service costs	—	—	—	—	288	288
Interest expense	407	247	187	48	92	981
Current income tax expense	25	13	5	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(13)	(622)	(412)	(198)	(81)	(13)	(1,326)
Adjusted EBITDA	$883	$511	$298	$173	$11	$1,876

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2022	2021	2022	2021
Net income (loss)	$60	$33	$138	$(66)
Add back or deduct the following:
Depreciation	408	381	1,583	1,501
Deferred income tax recovery	(114)	(97)	(150)	(29)
Foreign exchange and financial instruments gain (loss)	25	54	128	32
Other(15)	168	120	462	452
Amount attributable to equity accounted investment and non-controlling interest(16)	(322)	(277)	(1,156)	(956)
Funds From Operations	$225	$214	$1,005	$934

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) per LP unit is reconciled to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
	2022	2021	2022	2021
Net loss per LP unit(1)	$(0.16)	$(0.12)	$(0.60)	$(0.69)
Adjust for the proportionate share of
Depreciation	0.34	0.33	1.45	1.43
Deferred income tax recovery and other	0.10	0.10	0.29	0.20
Foreign exchange and financial instruments loss	0.07	0.02	0.42	0.51
Funds From Operations per Unit(3)	$0.35	$0.33	$1.56	$1.45

BROOKFIELD RENEWABLE CORPORATION REPORTS
FOURTH QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.3375 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on March 31, 2023 to shareholders of record as at the close of business on February 28, 2023. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

	For the three months ended December 31		For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited	2022	2021	2022	2021
Select Financial Information
Net income attributable to the partnership	$953	$130	$1,503	$946
Funds From Operations (FFO)(2)	139	137	612	554

BEPC reported FFO of $612 million for the twelve months ended December 31, 2022 compared to $554 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net income attributable to the partnership for the twelve months ended December 31, 2022 was $1,503 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of December 31
UNAUDITED (MILLIONS)	2022		2021
Assets
Cash and cash equivalents		$642		$525
Trade receivables and other financial assets(4)		2,567		1,869
Equity-accounted investments		451		455
Property, plant and equipment, at fair value		37,828		37,915
Goodwill, deferred income tax and other assets(5)		1,800		1,222
Total Assets		$43,288		$41,986

Liabilities
Borrowings which have recourse only to assets they finance(6)		$13,815		$13,512
Accounts payable and other liabilities(7)		3,022		3,066
Deferred income tax liabilities		5,263		5,020

BEPC exchangeable and class B shares		4,364		6,163

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,680		$10,297
Participating non-controlling interests – in a holding subsidiary held by the partnership	271		261
The partnership	5,873	16,824	3,667	14,225
Total Liabilities and Equity		$43,288		$41,986

Brookfield Renewable Corporation
Consolidated Statements of Income

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2022	2021	2022	2021

Revenues	$956	$905	$3,778	$3,367
Other income	14	12	93	60
Direct operating costs(8)	(294)	(344)	(1,174)	(1,185)
Management service costs	(37)	(28)	(169)	(175)
Interest expense	(285)	(229)	(1,032)	(900)
Share of earnings from equity-accounted investments	5	—	6	2
Foreign exchange and financial instrument gain (loss)	29	(82)	(69)	(27)
Depreciation	(309)	(281)	(1,179)	(1,115)
Other	(32)	(56)	(86)	(277)
Remeasurement of BEPC exchangeable and class B shares	1,026	193	1,800	1,267
Income tax (expense) recovery
Current	(35)	20	(133)	(31)
Deferred	40	70	15	(56)
Net income	$1,078	$180	$1,850	$930
Net income attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$121	$46	$336	$(23)
Participating non-controlling interests – in a holding subsidiary held by the partnership	4	4	11	7
The partnership	953	130	1,503	946
	$1,078	$180	$1,850	$930

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2022	2021	2022	2021
Operating activities
Net income	$1,078	$180	$1,850	$930
Adjustments for the following non-cash items:
Depreciation	309	281	1,179	1,115
Unrealized foreign exchange and financial instruments loss (gain)	(21)	126	191	102
Share of earnings from equity-accounted investments	(5)	—	(6)	(2)
Deferred income tax expense	(40)	(70)	(15)	56
Other non-cash items	(8)	59	2	109
Remeasurement of exchangeable and class B shares	(1,026)	(193)	(1,800)	(1,267)
	287	383	1,401	1,043
Net change in working capital and other(9)	132	(153)	(117)	(648)
	419	230	1,284	395
Financing activities
Non-recourse borrowings and related party borrowings, net	(219)	654	647	1,469
Capital contributions from participating non-controlling interests	85	23	369	65
Return of capital to participating non-controlling interests	—	—	(54)	(181)
Distributions paid:
To participating non-controlling interests	(228)	(184)	(1,286)	(675)
To the partnership	(78)	—	(78)	—
	(440)	493	(402)	678
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	(48)	(12)
Investment in property, plant and equipment	(223)	(791)	(847)	(1,354)
Disposal of subsidiaries, associates and other securities, net	—	—	92	376
Restricted cash and other	53	(15)	65	(37)
	(170)	(806)	(738)	(1,027)
Foreign exchange gain (loss) on cash	19	(18)	(19)	(33)
Cash and cash equivalents
Increase (decrease)	(172)	(101)	125	13
Net change in cash classified within assets held for sale	(8)	—	(8)	—
Balance, beginning of period	822	626	525	512
Balance, end of period	$642	$525	$642	$525

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2022	2021	2022	2021

Net income	$1,078	$180	$1,850	$930
Add back or deduct the following:
Depreciation	309	281	1,179	1,115
Foreign exchange and financial instruments (gain) loss	(29)	82	69	27
Deferred income tax (recovery) expense	(40)	(70)	(15)	56
Other(17)	64	92	238	423
Dividends on BEPC exchangeable shares(18)	55	53	220	209
Remeasurement of BEPC exchangeable and BEPC class B shares	(1,026)	(193)	(1,800)	(1,267)
Amount attributable to equity accounted investments and non-controlling interests(19)	(272)	(288)	(1,129)	(939)
Funds From Operations	$139	$137	$612	$554

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our audited Q4 2022 annual report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our audited Q4 2022 annual report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)	For the three and twelve months ended months ended December 31, 2022, average LP units totaled 275.3 million and 275.2 million respectively ( 2021: 275.0 million and 274.9 million).

(2)	Refer to "Reconciliation of non-IFRS Measure" and “Cautionary Statement Regarding Use of Non-IFRS Measures” in this document, as well as "Part 9 - Presentation to Stakeholders and Performance Measurement" in the Management's Discussion and Analysis in the 2022 Annual Report.

(3)	Average Units outstanding for the for the three and twelve months ended months ended December 31, 2022 were 646.0 million and 645.9 million (2021: 645.7 million and 645.6 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at December 31, 2022 were 646.0 million (2021: 645.8 million).

(4)	Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(5)	Balance includes goodwill, deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(6)	Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(7)	Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(8)	Direct operating costs exclude depreciation expense disclosed below.

(9)	Balance includes dividends received from equity accounted investments and changes due to or from related parties.

(10)	Actual generation includes 123 GWh (2021:90 GWh) from facilities that do not have a corresponding LTA.

(11)	Actual generation includes 524 GWh (2021:442 GWh) from facilities that do not have a corresponding LTA.

(12)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(13)	Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(15)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(16)	Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(17)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(18)	Balance is included within interest expense on the consolidated statements of income (loss).

(19)	Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(20)	Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(21)	Available liquidity of approximately 3.7 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the 2022 annual report.

(22)	12-15% target returns are calculated as annualized cash return on investment.